

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Gregory J. Flesher
Chief Executive Officer
Reneo Pharmaceuticals, Inc.
12230 El Camino Real, Suite 230
San Diego, CA 92130

> **Re:** **Reneo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.17**
> **Filed March 19, 2021**
> **File No. 333-254534**

Dear Mr. Flesher:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Jason Kent, Esq.